Filed by Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

NEWS RELEASE

Visa Announces Post-Restructuring Board of Directors and Appointment of Byron Pollitt, Jr. as CFO of Visa Inc.

SAN FRANCISCO, CA, 29 August 2007 – Visa announced today the individuals who will serve as members of Visa Inc.’s Board of Directors after the completion of the proposed restructuring and the appointment of Byron Pollitt, Jr. as Chief Financial Officer designate of Visa Inc.

The proposed restructuring, which remains subject to member approval, contemplates a series of transactions by which Visa Canada, Visa USA and Visa International will become subsidiaries of Visa Inc. Visa Europe will retain its member-owned association structure and will become a licensee of Visa Inc.

In addition to Joseph Saunders, Chairman and Chief Executive Officer of Visa Inc., the Board of Directors of Visa Inc. will include 10 independent directors and seven directors drawn from each of Visa’s geographic operating regions.

The following individuals were named to serve as the independent directors after the completion of the proposed restructuring:

•	Thomas Campbell, Bank of America Dean and Professor of Business, the Haas School of Business, University of California, Berkeley

•	Gary Coughlan, Former Chief Financial Officer and Senior Vice President of Finance, Abbott Laboratories

•	Mary B. Cranston, Firm Senior Partner, Pillsbury Winthrop Shaw Pittman LLC

•	Francisco Javier Fernandez-Carbajal, Former Chief Executive Officer, Corporate Development Division, Grupo Financiero BBVA Bancomer

•	Suzanne Nora Johnson, Former Vice Chairman, The Goldman Sachs Group, Inc.

•	Robert W. Matschullat, Former Vice Chairman and Chief Financial Officer, Seagram Company Limited

•	Cathy Elizabeth Minehan, Former President and Chief Executive Officer, Federal Reserve Bank of Boston

– more –

•	David J. Pang, Former Chief Executive Officer, Airport Authority of Hong Kong and Former Corporate Vice President, E.I. DuPont and Former Chairman, DuPont Greater China

•	William Shanahan, Former President, Colgate-Palmolive Company

•	John Swainson, President, Chief Executive Officer and Director, CA, Inc.

The following individuals were named to serve as the regional directors after the completion of the proposed restructuring:

•	Peter Hawkins, Chairman of Visa Asia Pacific Region, director of Visa International and director of Inovant

•	David McKay, Chairman of Visa Canada, director of Visa International and Executive Vice President of Personal Financial Services, Royal Bank of Canada

•	Hani Al-Qadi, General Manager and Vice Chairman, Arab Jordan Investment Bank, and director of Visa Central Europe Middle East Africa (CEMEA)

•	Hans van der Velde, Deputy Chairman of Visa Europe and director of Visa International and Inovant

•	Segismundo Schulin-Zeuthen, Chairman of Visa Latin America and Caribbean Region and director of Visa International and Inovant

•	Charles T. Doyle, Chairman, Texas First Bank and Chairman, Texas Independent Bancshares, Inc. and director of Visa USA, Visa International and Inovant

•	Charles W. Scharf, Chief Executive Officer, Retail Financial Services, JPMorgan Chase & Co. and director of Visa USA

“I am eager to begin working with this talented group of executives, whose vision and diversity of experience will be invaluable to Visa Inc. and our customers,” said Joseph Saunders. “Visa Inc.’s governance will benefit from the broad perspective, strategic insights and business expertise that our new board members bring.”

Visa also announced that Byron Pollitt, Jr. will be serving as Chief Financial Officer of Visa Inc., reporting directly to Saunders, effective mid-September 2007.

Pollitt joins the company from Gap Inc. where he worked as Executive Vice President and Chief Financial Officer. Prior to joining Gap Inc., Pollitt worked for The Walt Disney Company for 13 years, most recently as Executive Vice President and Chief Financial Officer of Walt Disney Parks and Resorts.

About Visa: Visa operates the world’s largest retail electronic payments network providing processing services and payment product platforms. This includes consumer credit, debit, prepaid and commercial payments, which are offered under the Visa, Visa Electron, Interlink and PLUS brands. Visa enjoys unsurpassed acceptance around the world and Visa/PLUS is one of the world’s largest global ATM networks, offering cash access in local currency in more than 170 countries.

For more information, visit www.corporate.visa.com.

Additional Information and Where You Can Find It:

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the registration statement, the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety when they become available because they will contain important information about the proposed restructuring. The definitive proxy statement-prospectus will be mailed to eligible members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from Visa Inc., Investor Relations, at P.O. Box 8999, San Francisco, California 94128-8999.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements may be identified by the use of words such as “will,” “believes,” “anticipates,” “intends,” “estimates,” “expects,” “projects,” “plans” or similar expressions. Such forward-looking statements include, without limitation, statements about the proposed restructuring and related transactions, strategy, future operations, prospects, plans and objectives of management and events or developments that we expect or anticipate will occur. The forward-looking statements reflect Visa’s current views and assumptions and are subject to risks and uncertainties, which may cause actual and future results and trends to differ materially from the forward-looking statements, including but not limited to ability to obtain approval by Visa’s members for the proposed restructuring and related transactions; the successful completion of the restructuring and related transactions; Visa’s ability to achieve its strategic objectives; the outcome of legal proceedings; uncertainties inherent in operating internationally; and the impact of law and regulations. Many of these factors are beyond Visa’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contact:	Paul Cohen
Office: +1 415 932 2166
pcohen@visa.com

Michael Buckley
Office: +1 212 333 3810
Mobile: +1 646 244 9794
mbuckley@brunswickgroup.com

Visa Media Hotline
+1 415 932 2564